                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                  For the fiscal year ended: December 31, 1998



                         Commission file number: 0-25066



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               401(k) SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OWOSSO CORPORATION
                               THE TRIAD BUILDING
                           2200 RENAISSANCE BOULEVARD
                                    SUITE 150
                            KING OF PRUSSIA, PA 19406

                                   ---------------------------------------------
                                       Owosso Corporation
                                       401(k) Savings Plan
                                       Financial Statements as of and for the
                                       Years Ended December 31, 1998 and 1997,
                                       Supplemental Schedules as of and for the Year Ended December 31, 1998 and Independent Auditors' Report

OWOSSO CORPORATION 401(K) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                  Page
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997 AND FOR THE YEARS THEN
   ENDED:

   Statements of Assets Available for Benefits                                     2-3

   Statements of Changes in Assets Available for Benefits                          4-5

   Notes to Financial Statements                                                  6-10

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes                      11

   Item 27d - Schedule of Reportable Transactions                                  12

Supplemental schedules not included herein are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
   Owosso Corporation 401(k) Savings Plan
King of Prussia, Pennsylvania

We have audited the accompanying statements of assets available for benefits of the Owosso Corporation 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of assets available for benefits and statements of changes in assets available for benefits is presented for the purpose of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------------
Philadelphia, Pennsylvania
June 16, 1999

OWOSSO CORPORATION 401(k) SAVINGS PLAN


STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Supplemental Information by Fund
                                             ---------------------------------------------------------------------------------------
                                                                                        Blackrock
                                                                            PNC         Large Cap                       PNC
                                                            Owosso       Investment       Value      Participant     Balanced
                                                Cash         Stock        Contract       Equity         Loan          Profile
                                                             Fund           Fund        Portfolio       Fund           Fund
Investments, at current value:
  Cash                                         $ 4,380
  Mutual funds                                                                          $ 774,662                   $ 1,942,476
  Common stock                                             $ 129,656
  Participant loans                                                                                   $ 210,774
  Common/collective funds                                                $ 1,549,576
                                               -------     ---------     -----------    ---------     ---------     -----------
           Total investments                     4,380       129,656       1,549,576      774,662       210,774       1,942,476
                                               -------     ---------     -----------    ---------     ---------     -----------
Contribution receivable:
  Participants                                                 1,106           6,443        3,288                           692
  Employer                                                     1,462           2,478        1,149                       263,476
                                                           ---------     -----------    ---------                   -----------
           Total contribution receivable                       2,568           8,921        4,437                       264,168
                                               -------     ---------     -----------    ---------     ---------     -----------
ASSETS AVAILABLE
  FOR BENEFITS                                 $ 4,380     $ 132,224     $ 1,558,497    $ 779,099     $ 210,774     $ 2,206,644
                                               =======     =========     ===========    =========     =========     ===========
---------
RESTUBBED
---------
                                             ---------------------------------------------------------------------------------------


                                             ---------------------------------------------------------------------------------------
                                                              Fidelity                                 Blackrock
                                                 PNC          Advisor         PNC        Blackrock     Small Cap
                                              Moderate         Growth      Aggressive  Intermediate      Value
                                               Profile     Opportunities    Profile      Term Bond      Equity
                                                Fund            Fund          Fund       Portfolio     Portfolio         Total

Investments, at current value:
  Cash                                                                                                                 $    4,380
  Mutual funds                               $ 1,879,918    $ 1,121,807     $ 35,038     $ 507,182      $ 53,757        6,314,840
  Common stock                                                                                                            129,656
  Participant loans                                                                                                       210,774
  Common/collective funds                                                                                               1,549,576
                                             -----------    -----------     --------     ---------      --------       ----------
           Total investments                   1,879,918      1,121,807       35,038       507,182        53,757        8,209,226
                                             -----------    -----------     --------     ---------      --------       ----------
Contribution receivable:
  Participants                                       536          5,451          608         1,416           853           20,393
  Employer                                       263,411          1,877          186           492           287          534,818
                                             -----------    -----------     --------     ---------      --------       ----------
           Total contribution receivable         263,947          7,328          794         1,908         1,140          555,211
                                             -----------    -----------     --------     ---------      --------       ----------
ASSETS AVAILABLE
  FOR BENEFITS                               $ 2,143,865    $ 1,129,135     $ 35,832     $ 509,090      $ 54,897       $8,764,437
                                             ===========    ===========     ========     =========      ========       ==========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN


STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------------------

                                                                                           Supplemental Information by Fund
                                             ---------------------------------------------------------------------------------------
                                                                Blackrock                                              Fidelity
                                                      PNC       Large Cap                     PNC           PNC        Advisor
                                       Owosso     Investment      Value      Participant   Balanced      Moderate       Growth
                                        Stock      Contract      Equity         Loan        Profile       Profile    Opportunities
                                        Fund         Fund       Portfolio       Fund         Fund          Fund          Fund
Investments, at current value:
  Mutual funds                                                  $ 965,779                 $ 2,031,055   $ 1,974,342   $ 1,357,732
  Common stock                       $ 102,848
  Participant loans                                                           $ 72,755
  Common/collective funds                         $1,611,480
                                     ---------    ----------    ---------     --------    -----------   -----------   -----------
           Total investments           102,848     1,611,480      965,779       72,755      2,031,055     1,974,342     1,357,732
                                     ---------    ----------    ---------     --------    -----------   -----------   -----------
Contribution receivable:
  Participants                           1,153         8,287        6,722                         128            78         6,607
  Employer                               1,592         3,473        2,622                     336,573       336,561         2,894
                                     ---------    ----------    ---------                 -----------   -----------   -----------
           Total contribution
             receivable                  2,745        11,760        9,344                     336,701       336,639         9,501
                                     ---------    ----------    ---------     --------    -----------   -----------   -----------
ASSETS AVAILABLE
  FOR BENEFITS                       $ 105,593    $1,623,240    $ 975,123     $ 72,755    $ 2,367,756   $ 2,310,981   $ 1,367,233
                                     =========    ==========    =========     ========    ===========   ===========   ===========

---------
RESTUBBED
---------

                                -------------------------------------------------------


                                -------------------------------------------------------
                                                                   Blackrock
                                          PNC       Blackrock      Small Cap
                                      Aggressive   Intermediate      Value
                                        Profile     Term Bond       Equity
                                         Fund       Portfolio      Portfolio     Total

Investments, at current value:
  Mutual funds                         $ 10,283     $ 535,487     $ 48,186   $ 6,922,864
  Common stock                                                                   102,848
  Participant loans                                                               72,755
  Common/collective funds                                                      1,611,480
                                       --------     ---------     --------   -----------
           Total investments             10,283       535,487       48,186     8,709,947
                                       --------     ---------     --------   -----------
Contribution receivable:
  Participants                              240         3,680        1,044        27,939
  Employer                                   86         1,164          565       685,530
                                       --------     ---------     --------   -----------
           Total contribution
             receivable                     326         4,844        1,609       713,469
                                       --------     ---------     --------   -----------
 ASSETS AVAILABLE
  FOR BENEFITS                         $ 10,609     $ 540,331     $ 49,795   $ 9,423,416
                                       ========     =========     ========   ===========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Supplemental Information by Fund
                                 ---------------------------------------------------------------------------------------------------
                                                                                Blackrock
                                                                      PNC       Large Cap                     PNC           PNC
                                                        Owosso     Investment     Value      Participant    Balanced     Moderate
                                                         Stock      Contract      Equity        Loan        Profile       Profile
                                             Cash        Fund         Fund      Portfolio       Fund          Fund         Fund
ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                         $ 105,593    $1,623,240   $ 975,123    $  72,755    $ 2,367,756    $2,310,981
                                                      ---------    ----------   ---------    ---------    -----------    ----------
ADDITIONS:
  Contributions:
    Rollovers                                               429           743       3,153                       2,146
    Employees                                            44,390       318,741     188,241                      19,374        12,035
    Employer                                             15,833        76,457      55,082                     234,085       234,082
  Interest and dividend income                            5,736         6,768      57,091                         704           633
  Net appreciation (depreciation) in
    fair value of investments                           (69,018)       96,207      (5,068)                    234,405       214,828
                                                      ---------    ----------   ---------                 -----------    ----------
           Total additions                               (2,630)      498,916     298,499                     490,714       461,578
                                                      ---------    ----------   ---------                 -----------    ----------
DEDUCTIONS:
  Distribution of benefits to participants               (7,012)     (322,388)   (192,666)     (30,452)      (557,869)     (542,990)
  Transfers to other plans                               (1,627)     (198,547)   (209,136)    (124,404)       (78,052)      (75,263)
  Other                                                                (7,970)
                                                      ---------    ----------   ---------    ---------    -----------    ----------
           Total deductions                              (8,639)     (528,905)   (401,802)    (154,856)      (635,921)     (618,253)
                                                      ---------    ----------   ---------    ---------    -----------    ----------
FUND TRANSFERS, NET                         $ 4,380      37,900       (34,754)    (92,721)     292,875        (15,905)      (10,441)
                                            -------   ---------    ----------   ---------    ---------    -----------    ----------
INCREASE (DECREASE)                           4,380      26,631       (64,743)   (196,024)     138,019       (161,112)     (167,116)
                                            -------   ---------    ----------   ---------    ---------    -----------    ----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                     $ 4,380   $ 132,224    $1,558,497   $ 779,099    $ 210,774    $ 2,206,644    $2,143,865
                                            =======   =========    ==========   =========    =========    ===========    ==========
---------
RESTUBBED
---------
                                      ----------------------------------------------------------------------------------


                                      ----------------------------------------------------------------------------------
                                                 Fidelity                                    Blackrock
                                                 Advisor          PNC         Blackrock       Small Cap
                                                  Growth       Aggressive    Intermediate       Value
                                               Opportunities    Profile       Term Bond        Equity
                                                   Fund           Fund        Portfolio       Portfolio      Total

ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                  $ 1,367,233     $ 10,609       $ 540,331       $ 49,795     $ 9,423,416
                                               -----------     --------       ---------       --------     -----------
ADDITIONS:
  Contributions:
    Rollovers                                        1,081        2,146             372                         10,070
    Employees                                      267,861       23,654          83,505         35,402         993,203
    Employer                                        87,562        7,303          27,092          8,778         746,274
  Interest and dividend income                      53,184           84          35,274          3,403         162,877
  Net appreciation (depreciation) in
    fair value of investments                      167,165        2,063          (1,009)       (14,053)        625,520
                                               -----------     --------       ---------       --------     -----------
           Total additions                         576,853       35,250         145,234         33,530       2,537,944
                                               -----------     --------       ---------       --------     -----------
DEDUCTIONS:
  Distribution of benefits to participants        (207,002)      (2,519)       (127,289)       (81,405)     (2,071,592)
  Transfers to other plans                        (355,420)      (9,269)        (42,614)       (23,029)     (1,117,361)
  Other                                                                                                         (7,970)
                                               -----------     --------       ---------       --------     -----------
           Total deductions                       (562,422)     (11,788)       (169,903)      (104,434)     (3,196,923)
                                               -----------     --------       ---------       --------     -----------
FUND TRANSFERS, NET                               (252,529)      1,761           (6,572)       76,006
                                               -----------     --------       ---------       --------     -----------
INCREASE (DECREASE)                               (238,098)     25,223          (31,241)        5,102         (658,979)
                                               -----------     --------       ---------       --------     -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                        $ 1,129,135     $ 35,832       $ 509,090       $ 54,897     $ 8,764,437
                                               ===========     ========       =========       ========     ===========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Supplemental Information by Fund
                                          ------------------------------------------------------------------------------------------
                                                                                                 Blackrock
                                                          Blackrock        PNC       Blackrock   Large Cap                 PNC
                                               Owosso       Money      Investment     Managed      Value    Participant  Balanced
                                               Stock       Market       Contract      Income      Equity       Loan      Profile
                                                Fund      Portfolio       Fund       Portfolio   Portfolio     Fund        Fund

ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                $ 41,373     $ 948,322    $  923,855   $ 438,800    $ 546,191   $ 20,223   $ 1,716,468
                                             --------     ---------    ----------   ---------    ---------   --------   -----------
ADDITIONS:
  Contributions:
    Rollovers                                     961                      13,789                   12,071
    Employees                                  39,165        19,477       363,451      60,027      203,357                    1,532
    Employer                                   16,137         8,116       124,579      18,420       63,369                  337,240
  Interest and dividend income                  3,287         2,181           615      18,021      137,000                        6
  Net appreciation (depreciation)
    in fair value of investments                9,377        14,652        80,061       4,884       60,092                  306,633
                                             --------     ---------    ----------   ---------    ---------              -----------
           Total additions                     68,927        44,426       582,495     101,352      475,889                  645,411
                                             --------     ---------    ----------   ---------    ---------              -----------
DEDUCTIONS:
  Distribution of benefits to participants     (3,350)      (10,145)     (184,714)     (5,514)    (103,106)      (626)     (271,155)
  Other                                                                    (1,857)
                                             --------     ---------    ----------   ---------    ---------   --------   -----------
           Total deductions                    (3,350)      (10,145)     (186,571)     (5,514)    (103,106)      (626)     (271,155)
                                             --------     ---------    ----------   ---------    ---------   --------   -----------
FUND TRANSFERS, NET                            (1,357)     (982,603)      303,461    (534,638)      56,149     53,158       277,032
                                             --------     ---------    ----------   ---------    ---------   --------   -----------
INCREASE (DECREASE)                            64,220      (948,322)      699,385    (438,800)     428,932     52,532       651,288
                                             --------     ---------    ----------   ---------    ---------   --------   -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $105,593     $      --    $1,623,240   $      --    $ 975,123   $ 72,755   $ 2,367,756
                                             ========     =========    ==========   =========    =========   ========   ===========
---------
RESTUBBED
---------
                                        --------------------------------------------------------------------------------------------


                                        --------------------------------------------------------------------------------------------
                                                            Fidelity                                   Blackrock
                                                 PNC        Advisor          PNC         Blackrock     Small Cap
                                              Moderate       Growth       Aggressive    Intermediate     Value
                                               Profile    Opportunities    Profile       Term Bond       Equity
                                                Fund          Fund           Fund        Portfolio     Portfolio      Total

ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                $1,683,940     $  799,984                                             $ 7,119,156
                                             ----------     ----------                                             -----------
ADDITIONS:
  Contributions:
    Rollovers                                                   11,637                   $  1,443                       39,901
    Employees                                       956        251,796     $ 1,928         61,135       $ 5,879      1,008,703
    Employer                                    337,138         80,603         689         19,602         1,717      1,007,610
  Interest and dividend income                                  86,402           6         14,593         4,048        266,159
  Net appreciation (depreciation)
    in fair value of investments                282,622        185,788          44            830        (3,577)       941,406
                                             ----------     ----------     -------       --------       -------    -----------
           Total additions                      620,716        616,226       2,667         97,603         8,067      3,263,779
                                             ----------     ----------                   --------       -------    -----------
DEDUCTIONS:
  Distribution of benefits to participants     (263,755)       (97,405)                   (17,402)         (490)      (957,662)
  Other                                                                                                                 (1,857)
                                             ----------     ----------                   --------       -------    -----------
           Total deductions                    (263,755)       (97,405)                   (17,402)         (490)      (959,519)
                                             ----------     ----------                   --------       -------    -----------
FUND TRANSFERS, NET                             270,080         48,428       7,942        460,130        42,218
                                             ----------     ----------     -------       --------       -------    -----------
INCREASE (DECREASE)                             627,041        567,249      10,609        540,331        49,795      2,304,260
                                             ----------     ----------     -------       --------       -------    -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $2,310,981     $1,367,233     $10,609       $540,331       $49,795    $ 9,423,416
                                             ==========     ==========     =======       ========       =======    ===========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Owosso Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. General - The Plan is sponsored by Owosso Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      b. Participation - Employees are eligible to participate after completion of at least 1,000 hours of service in one eligibility computation period.

      c. Contributions - All eligible employees may direct the Company to contribute from 1% to 15% of their compensation to the Plan on their behalf as a basic contribution, subject to an annual dollar limit that is indexed annually for inflation. For 1998 and 1997, each employee's pre-tax contributions were limited to $10,000 and $9,500, respectively. The Company will make matching contributions equal to a percentage determined at the discretion of the Board of Directors at the beginning of each Plan year. For the years ended December 31, 1998 and 1997, this matching percentage was set at 50% of the employee's contribution, up to 4% of compensation. Additionally, the Company will make supplemental contributions equal to 3% of the compensation of eligible participants for such Plan year, which contribution shall be reduced by amounts forfeited from the accounts of participants.

      d. Participant Accounts - Each employee directs that his/her contribution plus the Company's matching contributions be invested and reinvested in one or more of the investment funds offered by the Trustee and/or in the Company's common stock. The 3% supplemental contributions are directed into investment options by the Company on behalf of the Plan participants. All income, expenses, gains or losses attributable to assets held in each investment fund are reflected therein exclusively. During 1998, Compass Capital changed its name to Blackrock. Accordingly, all funds that formerly had the name Compass Capital have been changed to Blackrock in the financial statements. The following funds were available during 1998 and 1997:

          Owosso Stock Fund - Invests in common stock of Owosso Corporation.

          Blackrock Money Market Portfolio (Closed in 1997) - Invests in a broad range of short-term, high quality, U.S. Dollar-denominated instruments such as government, bank, commercial and other investments.

          PNC Investment Contract Fund - Invests in contracts issued by insurance companies and banks with the goal of generating interest income returns above the rates earned by money market funds while generally maintaining a stable principal value.

          Blackrock Managed Income Portfolio (Closed in 1997) - Invests in a portfolio of bonds including agency obligations and corporate bonds.

          Blackrock Large Cap Value Equity Portfolio - Invests in stocks whose prices are considered low relative to the stocks' earnings potential.

          PNC Balanced Profile Fund - Invests in a diversified portfolio of equity securities and fixed income portfolios with reasonable value and above average potential for dividend and earnings growth.

          PNC Moderate Profile Fund - Invests in mutual fund portfolios and diversified equity portfolios with reasonable value and above average potential for dividend and earnings growth.

          Fidelity Advisor Growth Opportunities Fund - Invests in traditional growth stocks, with the goal of long-term capital growth.

          PNC Aggressive Profile Fund - Invests in mutual fund portfolios of the Blackrock Funds.

          Blackrock Intermediate Term Bond Portfolio - Invests in investment grade fixed income securities within an intermediate, 5 to 10 year, maturity range.

          Blackrock Small Cap Value Equity Portfolio - Invests in small cap stocks with prices relative to earnings and book value that are below average and have a market capitalization below $1 billion.

      e. Vesting - The Plan provides that a participant shall have a fully vested interest in his/her Elective Deferral Contribution Account, Voluntary Contribution Account, Qualified Matching Contribution Account, Qualified Supplemental Contribution Account and Rollover Account. The Company's contributions are vested under a schedule dependent upon the employee's years of vesting service. A participant earns one year of vesting service for each Plan year in which such participant completes 1,000 hours of service, as defined by the Plan.


                                                            Vesting
          Years of Service                              Percentage

          Less than one year                                  0%
          One but less than two                              10
          Two but less than three                            20
          Three but less than four                           30
          Four but less than five                            40
          Five but less than six                             60
          Six but less than seven                            80
          Seven or more                                     100




          The Company's contributions become fully vested if the participant's employment terminates due to death, disability or retirement.

      f. Benefits - Benefits are determined by the vested balance of the employee's account, which is based on the amount of the employee's contributions, the amount of the Company's contributions, the length of participation in the Plan, and the interest, dividends and/or gains/losses on investments.

      g. Loans - In 1997, the Plan was amended to allow participants to borrow from their fund accounts for a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment fund and the loan fund. Terms of repayment shall not exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, adjusted from time to time by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Loans outstanding at December 31, 1998 and 1997 totaled $210,774 and $72,755, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value which is measured by actual market quotes. Net appreciation or depreciation in the fair value of investments includes changes in unrealized gains and losses and realized gains and losses determined on the specific identification basis. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

      Valuation of Loans to Participants - The loans to participants are valued at cost plus accrued interest which approximates fair value.

      Administration of the Plan - Plan administration is the responsibility of the Pension Committee of the Company. Expenses of the Plan are paid by the Company as provided by the Plan document.

3.    INVESTMENTS

      The following table presents investments of the Plan. Investments that exceed 5% or more of the Plan's assets are separately identified:

Description of Asset                                   1998            1997

Mutual Funds:
  Blackrock Large Cap Value Equity Portfolio*       $  774,662      $  965,779
  PNC Aggressive Profile Fund                           35,038          10,283
  PNC Balanced Profile Fund*                         1,942,476       2,031,055
  Blackrock Intermediate Term Bond Portfolio*          507,182         535,487
  Blackrock Small Cap Value Equity Portfolio            53,757          48,186
  PNC Moderate Profile Fund*                         1,879,918       1,974,342
  Fidelity Advisor Growth Opportunities Fund*        1,121,807       1,357,732
                                                    ----------      ----------
  Total Mutual Funds                                 6,314,840       6,922,864

Other:
  Cash                                                   4,380
  PNC Investment Contract Fund*                      1,549,576       1,611,480
  Participant loans                                    210,774          72,755
  Owosso Stock Fund                                    129,656         102,848
                                                    ----------      ----------
Total Investments                                   $8,209,226      $8,709,947
                                                    ==========      ==========

      *Represents investments exceeding 5% of assets in both 1998 and 1997.

4.    NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      During 1998 and 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value by $625,520 and $941,406, respectively, as follows:
                                                        Year Ended December 31,
                                                       -------------------------
                                                           1998          1997

  Mutual Funds:
      Blackrock Money Market Portfolio                                 $ 14,652
      Blackrock Managed Income Portfolio                                  4,884
      Blackrock Large Cap Value Equity Portfolio        $  (5,068)       60,092
      PNC Aggressive Profile Fund                           2,063            44
      PNC Balanced Profile Fund                           234,405       306,633
      Blackrock Intermediate Term Bond Portfolio           (1,009)          830
      Blackrock Small Cap Value Equity Portfolio          (14,053)       (3,577)
      PNC Moderate Profile Fund                           214,828       282,622
      Fidelity Advisor Growth Opportunities Fund          167,165       185,788
                                                        ---------      --------
                                                          598,331       851,968
                                                        ---------      --------
  Other:
      PNC Investment Contract Fund                         96,207        80,061
      Owosso Stock Fund                                   (69,018)        9,377
                                                        ---------      --------
                                                           27,189        89,438
                                                        ---------      --------
Total Investments                                       $ 625,520      $941,406
                                                        =========      ========

5.    PLAN TERMINATION

      In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will be distributed in full amount to their credit and will not be subject to forfeiture in whole or in part.

6.    TAX STATUS

      The Internal Revenue Service (IRS) determined and informed the Plan sponsor by a letter dated October 24, 1996 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the latest IRS determination letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    CHANGES IN THE PLAN

      During 1997, the Board of Directors of the Company approved two amendments to the Plan. The following are brief descriptions of such amendments. Participants should refer to the actual amendments for a more complete description of the amendment provisions.

          Amendment 1997-1, effective January 1, 1997, included a series of changes to the Plan, providing for the merger of the Great Bend Pension Plan with the Company's 401(k) Plan.

          Amendment 1997-2, effective July 1, 1997, provided for borrowing by participants and former participants of the Plan. See Note 1.g. for further discussion of details of this amendment.

8.    DUE TO FORMER PARTICIPANTS

      Benefits payable to individuals who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1998 and 1997 were $5,000 and $4,264, respectively.

9.    SALE OF GREAT BEND MANUFACTURING COMPANY, INC. AND
      DEWEZE MANUFACTURING, INC.

      In 1998, Owosso Corporation sold two of its subsidiaries, Great Bend Manufacturing Company, Inc. and DewEze Manufacturing, Inc., both of which participated in the Plan. Account balances for participants of these subsidiaries totalled $1,753,427 at the date of the sales. Substantially all of account balances for these participants were transfered to benefit plans sponsored by the acquiring entities. Such transfers are included in the statement of changes in assets available for benefits as "Transfers to other plans." Participants of the Plan who were employed by the subsidiaries as of the date of sale were granted 100% vesting in the employee matching and supplemental contributions. Additionally, the Company made a 3% contribution to each participant account on eligible wages, based on year-to-date wages at the time of the disposal.

10.   SUBSEQUENT EVENT

      On March 5, 1999, the Company sold its Parker Industries Division. Account balances for participants of this subsidiary totaled $728,393 at December 31, 1998 Participants of the Plan who were employed by this subsidiary as of the date of the sale were granted 100% vesting in the employer matching and supplemental contributions. Additionally, the Company made a 3% contribution to each participant account on eligible wages, based on year-to-date wages at the time of the disposal.

                                     ******

OWOSSO CORPORATION 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

---------------------------------------------------------------------------------------------------------------------
Identity                                                        Number                               Current
of Issue         Description of Investment                     of Shares            Cost              Value
                 Mutual Funds:
PNC*               Blackrock Large Cap Value
                      Equity Portfolio                         48,446.631        $  756,782         $   774,662
PNC*               Blackrock Small
                     Cap Value Equity Portfolio                 3,431.026            58,615              53,757
PNC*               PNC Balanced Profile Fund                  104,520.162         1,399,620           1,942,476
PNC*               PNC Moderate Profile Fund                  155,545.063         1,391,388           1,879,918
PNC*               PNC Aggressive Profile Fund                  1,650.162            32,118              35,038
PNC*               Blackrock Intermediate
                      Term Bond Portfolio                      53,726.879           508,997             507,182
Fidelity           Fidelity Advisor Growth
                      Opportunities Fund                       22,342.309           892,095           1,121,807
                                                                                 ----------         -----------
                                                                                  5,039,615           6,314,840
                 Other:
                   Cash                                                               4,380               4,380
PNC*               PNC Investment Contract
                     Fund                                                         1,404,716           1,549,576
PNC*               Participant Loans (rates ranging
                   from 9.5% to 14.8%)                                              210,774             210,774
Owosso
Corporation*       Owosso Stock Fund                                                193,491             129,656
                                                                                 ----------         -----------
                 TOTAL INVESTMENTS                                               $6,852,976         $ 8,209,226
                                                                                 ==========         ===========
                 *  Party-in-interest to the Plan

OWOSSO CORPORATION 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------------------------------------------------
                                                                                                   Net
Identity                                                         Number of        Purchase        Sales         Realized
of Party      Description of Assets                             Transactions       Price          Price           Gain
Series of Transactions

PNC*          PNC Investment Contract Fund                          107          $ 601,222
PNC*          PNC Investment Contract Fund                          115            704,123      $ 759,333       $ 55,210
PNC*          Blackrock Large Cap Value Equity Fund                  78            442,941
PNC*          Blackrock Large Cap Value Equity Fund                  92            595,380        608,993         13,613
Fidelity      Fidelity Advisor Growth
                Opportunities Fund                                   74            452,694
Fidelity      Fidelity Advisor Growth
                Opportunities Fund                                   95            703,296        855,784        152,488
PNC*          PNC Balanced Profile Fund                             106            434,485
PNC*          PNC Balanced Profile Fund                             100            603,606        757,469        153,863
PNC*          PNC Moderate Profile Fund                              91            422,712
PNC*          PNC Moderate Profile Fund                              96            591,703        731,963        140,260

Single Transactions

No transactions noted.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                OWOSSO CORPORATION 401(k) SAVINGS PLAN

                                By: OWOSSO CORPORATION, Plan Administrator


                                By:        /s/  George B. Lemmon, Jr.
                                    -----------------------------------------
                                     President, Chief Executive Officer and
                                     Director







Date:  June 23, 1999

                                Index to Exhibits
                                -----------------


Exhibit Number                      Description
--------------                      -----------
23                                  Consent of Deloitte & Touche LLP